Exhibit (e)(16)

RETENTION BONUS AWARD AGREEMENT

This RETENTION BONUS AWARD AGREEMENT (this “Agreement”) is made and entered into as of March 10, 2022 (the “Effective Date”), by and between Spirit Airlines, Inc., a Delaware corporation (the “Company”) and [    ] (“Employee”).

WHEREAS, on February 5, 2022, the Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Frontier Group Holdings, Inc., a Delaware corporation (“Frontier”) and Top Gun Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Frontier (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Frontier (the “Merger”);

WHEREAS, in recognition of Employee’s continued dedication to and positive engagement with the Company, and to incentivize and encourage Employee to remain in the Company’s employment, notwithstanding the possibility or occurrence of the Merger, the Company is pleased to provide Employee with the opportunity to earn a Retention Bonus (as defined below) on the terms and conditions as set forth herein;

WHEREAS, certain of Employee’s long-term incentive awards (the “Awards”) granted under the Company’s 2015 Incentive Award Plan (the “Incentive Plan”) provide that, upon the occurrence of a Change in Control (as defined in the Incentive Plan), the Awards shall vest and be prorated based on the time elapsed since the date of grant; and

WHEREAS, the Company wishes to modify certain Awards granted in 2021 and 2022 to provide that, upon a Change in Control, such Awards shall be assumed or substituted by a successor, with any such assumption or substitution in respect of performance awards based on 100% of the target award, and the applicable performance conditions shall lapse upon the occurrence of the Change in Control, with the adjusted Awards remaining subject to vesting based on Employee’s continued service through the otherwise applicable vesting dates (subject to certain qualifying termination protections) (the “Modified Terms”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee, intending to be legally bound, hereby agree as follows:

1. Retention Bonus Award.

(a) Amount of Retention Bonus. Employee shall be eligible to earn a cash retention bonus, subject to the conditions set forth in this Agreement, in the amount of [    ] (“Retention Bonus”), which is equal to 1.0 times the sum of Employee’s annualized base salary, plus target short-term incentive bonus as in effect as of February 1, 2022.

(b) Payment of Retention Bonus. If Employee remains continuously employed with the Company through the closing of the Merger (the “Closing”, and such date of the Closing, the “Closing Date”), then the Retention Bonus shall vest and be payable on the later to occur of (i) the Closing Date and (ii) April 2, 2023. Such payment of the Retention Bonus shall be made within ten (10) days following such date.

(c) No Closing Before April 2, 2023. Notwithstanding Section 1(b), if the Closing does not occur prior to April 2, 2023, then the Company will pay employee twenty-five percent (25%) of the Retention Bonus no later than April 15, 2023 (the “Progress Payment”), subject to Employee’s continued employment with the Company through such payment date. Except as set forth in Section 1(d) and (e), the remaining seventy-five percent (75%) of the Retention Bonus shall vest and be payable to Employee in accordance with Section 1(b). Any amount payable to Employee pursuant to this Section 1(c) shall reduce, on a dollar for dollar basis, any amount otherwise payable in respect of Employee’s Retention Bonus pursuant to this Section 1.

(d) Termination of the Merger Agreement. If the Merger Agreement is terminated at any time in accordance with its terms and the Merger is not consummated, then fifty (50%) of the Retention Bonus, less the value of the Progress Payment, if any, previously paid to Employee, shall vest and be payable following (x) the date of such termination of the Merger Agreement, if such termination occurs on or after April 2, 2023 or (y) April 2, 2023, if such date is on or after the date on which the Merger Agreement is terminated. Such payment shall be made within thirty (30) days following such vesting date. The remaining unpaid portion of the Retention Bonus shall be forfeited without payment.

(e) Effect of Termination of Employment Prior to Closing. If Employee does not remain continuously employed by the Company through the Closing, then from and after the date of termination of employment Employee will no longer be entitled to receive payment of any unpaid portion of the Retention Bonus.

(f) Effect of Termination of Employment After Closing. If Employee’s employment is terminated by the Company without Cause (as defined in the Severance Plan) or by Employee for Good Reason (as defined in the Severance Plan) after the Closing Date, then the Employee’s Retention Bonus shall vest in full on (i) the date of termination, if occurring on or after April 2, 2023 or (ii) the end of the Non-Compete Period, if such termination occurs prior to April 2, 2023. Such payment of the Retention Bonus shall be made within ten (10) days following such date. If the Employee voluntarily terminates employment without Good Reason after the Closing but prior to vesting in the right to receive the Retention Bonus, any unpaid portion thereof shall be forfeited.

For purposes of this Section 1(f), the terms “Non-Compete Period” and “Non-Competition” shall have the meanings as set forth below:

“Non-Compete Period” shall mean the period commencing on the date of Employee’s termination of employment and ending on the later to occur of (x) April 2, 2023 and (y) the ninetieth (90th) day after the date of such termination of employment, subject to Employee’s continued compliance with the Non-Competition covenant through such applicable date.

“Non-Competition” shall mean, during the Non-Compete Period, Employee shall not, directly or indirectly, own, manage, operate, join, control, be employed by, or participate in the ownership, management, operation or control of, or be connected in any manner with, including, without limitation, holding any position as a shareholder, director, officer, consultant, independent contractor, employee, partner, or investor in, any person or entity that provides or offers products or services that are the same as or substantially similar to the products and services offered as part of the Company’s business (as described in the Company’s latest Annual Report on Form 10-K). Nothing herein shall prohibit Employee from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as Employee has no active participation in the business of such corporation.

2. Modifications to Long-Term Incentive Awards.

(a) Section 2.4 of the Performance Cash Award Agreement (Adjusted Operating Margin) entered into by and between Employee and the Company, pursuant to which Employee received an award of Performance Cash (as defined therein) in 2021, shall be amended and restated as set forth in Exhibit A attached hereto to provide for the Modified Terms and other terms and conditions.

(b) Section 3 of the Time-Based Cash Award Agreement entered into by and between Employee and the Company, pursuant to which Employee received a cash award in 2021, shall be amended and restated as set forth in Exhibit B attached hereto to provide for the Modified Terms and other terms and conditions.

(c) The award agreements for the performance cash and time-based cash awards, and the performance share awards granted in 2022, shall provide for the Modified Terms and other terms and conditions consistent with Exhibits A and B.

3. General Provisions.

(a) Limitation on Payments. In the event that any payment to the Employee, including any payment made in respect of the Retention Bonus, (i) constitutes a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this Section 3(a), would be subject to the excise tax imposed by Section 4999 of the Code, then Employee’s benefits under this Agreement or otherwise payable to Employee will be either: (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999, results in the receipt by Employee on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. If a reduction in benefits constituting “parachute payments” is necessary so that benefits are delivered to a lesser extent, reduction will occur in the following order: (i) reduction of cash payments; (ii) cancellation of awards granted “contingent on a change in ownership or control” (within the meaning of Section 280G of the Code) and (iii) reduction of employee benefits. Any determination required under this Section 3(a) will be made in writing by the Company’s independent public accountants immediately prior to the Closing or such other person or entity to which the parties mutually agree (the “Firm”). For purposes of making the calculations required by this Section 3(a), the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Employee will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section 3(a). The Company will bear all costs the Firm may incur in connection with any calculations contemplated by this Section 3(a).

(b) Withholding. The Company shall have the right to deduct from all amounts payable to Employee (whether under this Agreement or otherwise) any amount of taxes required by law to be withheld in respect of compensation payable under this Agreement as may be necessary in the opinion of the Company to satisfy tax withholding required under the laws of any country, state, province, city or other jurisdiction, including, but not limited to, income taxes, capital gains taxes, transfer taxes and social security contributions that are required by law to be withheld.

(c) Section 409A. To the extent that any amount payable hereunder is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), this Agreement shall be interpreted and administered to the extent possible in a manner consistent with the provisions of Section 409A and the regulations and other guidance promulgated thereunder.

(d) No Right to Continued Employment. Nothing in this Agreement shall be construed as conferring upon you a right to continued employment with the Company or shall restrict the Company’s right to terminate your employment, which is and shall at all times remain “at will.” This Agreement shall neither entitle you to additional awards or bonus amounts nor prohibit you from eligibility for any additional awards or bonus amounts under any other program implemented by the Company.

(e) Governing Law. This Agreement will be governed and controlled as to validity, enforcement, interpretation, construction, administration, effect and in all other respects by the laws of the State of Florida (without reference to any conflict of laws principles).

(f) Counterparts. This Agreement may be executed (including via facsimile or other electronic transmission) in any number of counterparts, each of which will be deemed to be an original and all of which together shall constitute one and the same instrument.

(g) Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein, and supersedes all prior communications, representations and negotiations in respect thereof. No change, modification or waiver of any provision of this Agreement shall be valid unless the same be in writing and signed by the Company and Employee.

(h) Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns; nothing in this Agreement, express or implied, is intended to confer on any person or entity other than the parties and their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(i) Non-Transferability. Employee may not assign, delegate or otherwise transfer any of Employee’s interest in or rights under this Agreement, except by will or the laws of descent and distribution or as expressly permitted by the Administrator.

(j) Heading and Captions. The headings and captions herein are provided for reference and convenience only, and shall not be considered part of this Agreement or employed in the construction of this Agreement.

(k) Severability. The holding of any provision of this Agreement to be illegal, invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and Employee have executed this Agreement as of the date first written above.

COMPANY

Spirit Airlines, Inc., a Delaware corporation

By:
Name:
Title:

EMPLOYEE

By:
Name:

Exhibit A

Modifications to Performance Cash Award Agreement

Section 2.4 of the Performance Cash Award Agreement (Adjusted Operating Margin) is hereby amended and restated to read in its entirety as follows:

2.4 Change-in-Control, Death and Disability Treatment.

(a) Unless as otherwise provided in Section 2.4(c), in the event of a Change in Control, the Performance Cash shall be assumed or substituted (such assumed or substituted Award, an “Alternative Award”) by the New Employer, with the amount of such Alternative Award to be equal to the Target Amount of Performance Cash specified in the Grant Notice and the applicable Performance Goals (as set forth on the Grant Notice) shall lapse on the Change in Control. The Alternative Award shall vest on the applicable Measurement Date, subject to Participant’s continued employment through each such vesting date and such payment shall be made no later than sixty (60) days following such vesting date.

(b) In the event that during the period beginning on the effective date of a Change in Control and ending on the twelve (12) month anniversary thereof Participant incurs a Termination of Service by reason of the Company’s termination of Participant’s employment other than for Cause (as defined in the Company’s 2017 Executive Severance Plan (the “Severance Plan”)) or by reason of Participant’s resignation for Good Reason (as defined in the Severance Plan) , then any then-unvested Alternative Awards will automatically vest in full as of the later of (i) the date of such Termination of Service, if such Termination of Service occurs on or after April 2, 2023 or (ii) the end of the Non-Compete Period, if such Termination of Service occurs prior to April 2, 2023.

(c) In the event a successor corporation in a Change in Control that occurs on or after April 2, 2023 fails to assume or substitute the Performance Cash in accordance with Section 2.4(a) of this Agreement and Section 14.2(d) of the Plan, the Performance Cash shall vest in the amount equal to the Target Amount of Performance Cash and shall be paid to the Participant as of immediately prior to (and subject to the consummation of) such Change in Control.

(d) If Participant is an employee of the Company who has a Termination of Service by reason of Participant’s death or permanent disability (within the meaning of Section 22(e) of the Code), the number of Performance Cash to be issued to Participant shall be the Target Amount of Performance Cash specified in the Grant Notice multiplied by a fraction (not to exceed one) having (a) a numerator equal to the number of whole months (counting each month as ending on the first day of a calendar month) elapsed from the Performance Commencement Date until the date of death or permanent disability, and (b) a denominator equal to thirty-six (36). Such cash shall be paid to Participant no later than sixty (60) days after the date of death or permanent disability.

(e) Notwithstanding anything in this Agreement to the contrary no payment of Performance Cash shall be made to the extent such payment would be prohibited pursuant to the Cares Act Restrictions and the payout shall be subject to the applicable limitations thereunder.

As used herein, the terms “New Employer,” “Non-Compete Period” and “Non-Competition” shall have the meanings set forth below:

“New Employer” means, immediately after a Change in Control, Participant’s employer, or any direct or indirect parent or any direct or indirect majority-owned subsidiary of such employer.

“Non-Compete Period” and “Non-Competition” have the meanings ascribed thereto in the Participant’s Retention Bonus Award Agreement.

Exhibit B

Modifications to Time-Based Cash Award Agreement

Section 3 of the Time-Based Cash Award Agreement is hereby amended and restated to read in its entirety as follows:

3. Death; Disability; Change in Control.

(a) Unless as otherwise provided in Section 3(c), in the event of a Change in Control (as defined in the Company’s Omnibus Equity Plan as in effect as of the date hereof), the cash award shall be assumed or substituted (such assumed or substituted Award, an “Alternative Award”) by the New Employer, with the amount of such Alternative Award to be equal to the product of (y) the amount of the cash award set forth in Section 1 of this Agreement and (z) 100%, and the Alternative Award shall vest and become payable on April 2, 2023, and shall be paid to Participant no later than sixty (60) days after such Vesting Date.

(b) In the event that, during the period beginning on the effective date of a Change in Control and ending on the twelve (12) month anniversary thereof, Participant incurs a Termination of Service by reason of the Company’s termination of Participant’s employment other than for Cause (as defined in Spirit Airlines, Inc. 2017 Executive Severance Plan (the “Severance Plan”) or by reason of Participant’s resignation for Good Reason (as defined in the Severance Plan), then any then-unvested Alternative Awards will automatically vest in full as of the later of (i) the date of such Termination of Service, if occurring on or after April 2, 2023 or (ii) the end of the Non-Compete Period, if such Termination of Service occurs prior to April 2, 2023.

(c) In the event a successor corporation in a Change in Control that occurs on or after April 2, 2023 fails to assume or substitute the cash bonus in accordance with Section 3(a) of this Agreement and Section 14.2(d) of the Plan, the cash award will automatically vest in full immediately prior to (and subject to the consummation of) such Change in Control and shall be paid to Participant no later than sixty (60) days after the Change in Control.

(d) If Participant is an employee of the Company who has a Termination of Service by reason of Participant’s death or permanent disability (within the meaning of Section 22(e) of the Code), the cash to be paid to Participant shall be cash award specified in Section 1 of this Agreement, multiplied by a fraction (not to exceed one) having (a) a numerator equal to the number of whole months (counting each month as ending on the first day of a calendar month) elapsed from January 1, 2021 until the date of death or permanent disability, and (b) a denominator equal to twenty-four (24). Such payment shall be made to Participant no later than sixty (60) days after the date of death or permanent disability.

(e) Notwithstanding anything in this Agreement to the contrary, no payment of the cash award shall be made to the extent such payment would be prohibited pursuant to the Cares Act Restrictions and the payout shall be subject to the applicable limitations thereunder.

As used herein, the terms “New Employer,” “Non-Compete Period” and “Non-Competition” shall have the meanings set forth below:

“New Employer” means, immediately after a Change in Control, Participant’s employer, or any direct or indirect parent or any direct or indirect majority-owned subsidiary of such employer.

“Non-Compete Period” and “Non-Competition” have the meanings ascribed thereto in the Participant’s Retention Bonus Award Agreement.